Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 17, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2022;

•	to disclose the calculation of our September 30, 2022 net asset value (“NAV”) per share for all share classes;

•	to disclose an unregistered sale of equity securities;

•	to provide a market update;

•	to provide updates to our portfolio and our business; and

•	to provide an update on the status of our current public offering.

November 1, 2022 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2022 (and repurchases as of October 31, 2022) is as follows:

Transaction Price (per share)
Class S	$25.1765
Class T	$24.9453
Class D	$24.9789
Class M	$25.0493
Class I	$24.3983
Class F*	$25.0306
Class Y*	$24.3495

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The November 1, 2022 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2022. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2022 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2022 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2022.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2022 (dollar amounts in thousands):

Components of NAV	September 30, 2022
Loans receivable	$7,091,841
Investment in real estate	194,488
Mortgage-backed securities held-to-maturity	86,850
Mortgage-backed securities available-for-sale, at fair value	182,478
Cash and cash equivalents	147,321
Restricted cash	26,121
Other assets	35,231
Collateralized loan obligation, net of deferred financing costs	(3,733,940)
Repurchase agreements payable, net of deferred financing costs	(880,604)
Credit facility payable, net of deferred financing costs	(695,723)
Mortgage note, net of deferred financing costs	(122,568)
Accrued stockholder servicing fees(1)	(962)
Other liabilities	(62,783)

Net asset value	$2,267,750

Number of outstanding shares	91,114,273

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of September 30, 2022, we accrued under GAAP $102,664 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2022 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$1,299,692	$39,714	$18,139	$106,171	$760,676	$21,282	$22,076	$2,267,750
Number of outstanding shares	51,623,303	1,592,037	726,164	4,238,466	31,177,412	850,243	906,648	91,114,273

NAV per Share as of September 30, 2022	$25.1765	$24.9453	$24.9789	$25.0493	$24.3983	$25.0306	$24.3495

Unregistered Sale of Equity Securities

On January 28, 2022, our board of directors approved the issuance of up to $50,000,000 in shares of our Class I common stock in a private placement exempt from registration under Section 4(a)(2) of the Securities Act of 1933 (the “Private Placement”). On September 30, 2022, we accepted a subscription from an investor to purchase $4,050,000 in Class I shares in the Private Placement. On October 3, 2022, we sold and issued to such institutional investor approximately 166,012 Class I shares at the per share purchase price of $24.3959, which is equal to the NAV per Class I share as of August 31, 2022.

Market Update

Yields across the curve continued their relentless climb in September as the 10-year yield reached 4.0% for the first time in a decade before fading on the last several days of the month. Rising rates were driven by a Fed determined to lower inflation along with volatility in international markets. Against this backdrop, the Bloomberg Aggregate Bond Index returned -4.3% in September and is now down -14.6% year to date as core fixed income faces significant challenges amid a volatile rate environment.

The RCA Commercial Property Price Index (CPPI) has slowed from a height of 18.9% annual growth in December 2021 to 13.6% as of August 2022.1 Recent monthly gains suggest further moderation ahead to an annual rate of 4.7%, slightly below the pre-COVID (2015-2019) implied average of 6.7%.1

Despite the moderation, the fundamental backdrop (vacancy rates/net absorption rates/delinquency rates) for most property types remains solid. CMBS spreads have widened alongside broader credit markets but have remain contained relative to other stressed market environments in recent history. Distressed sales continue to account for just 1% of transactions, underscoring the more prudent underwriting of the past decade and the ability for lenders to continue providing capital in this uncertain backdrop.1

From a macro perspective, we believe senior debt has become more attractive in the current environment. As rent growth moderates and higher rates continue to pressure valuations, the forward-looking environment could alter the risk-return balance in favor of debt over equity.

Portfolio Update

September was yet another volatile month in a year where the traditional 60/40 portfolio is down 22%, marking the worst nine-month return in more than 50 years.2 Against this backdrop, we continue to build upon our track record of generating an attractive level of income with low volatility. Total returns were positive across all share classes in September driven by the continued strong performance of the portfolio. Floating rate assets comprised 94.8% of the portfolio as of September 30, 2022, which we believe will continue to help preserve capital if interest rates rise further.

We closed on $242.6 million in new fundings. Origination highlights included a loan backed by a hotel and a portfolio of cold storage properties:

•

The first loan was backed a 373-key hotel on the Potomac River in Washington, DC. The property currently operates as a Mandarin Oriental (Forbes 4 Star) and will be converted into a Salamander (Forbes Five Star), which has strong local brand recognition. The property was built in 2004 and renovated in 2017 and features 32,000 square feet of indoor meeting space, a 4,000 square foot great lawn for hosting outdoor events, and a 10,000 square foot spa with 8 treatment rooms, among other amenities. The Salamander team plans to leverage its strong existing relationships with a wide range of major D.C. political and business groups for large group bookings.

[1]	MSCI Real Capital Analytics, as of August 31, 2022.
[2]	Bloomberg Finance, L.P., as of September 30, 2022. Based on a 60% allocation to the S&P 500 Index and 40 % to the Bloomberg Aggregate Bond Index.

•

A loan backed by a portfolio of five temperature-controlled food distribution/cold storage facilities. Each of the facilities is leased to single tenants and, collectively, the portfolio has a weighted average lease term of 8 years. Four of the five properties are near major urban populations and the fifth property is in rural Iowa, where a significant amount of livestock processing drives demand. Investor demand for temperature controlled/cold storage facility space remains strong.

The short-term nature of our typical loan (two- to three-year maturity) allows us to dynamically adjust allocations across property type and geography to current market conditions. For example, over the past two years, the portfolio’s allocation to multifamily properties ranged from a low of 14% to as high as 62%. As of September 30, 2022, it was 57.7%, with many of the loans backed by what we believe are attractive opportunities, primarily in secondary and sunbelt markets that have been driven by rising housing prices, solid labor markets and a generally healthy U.S. consumer. As evidenced by our financing of the cold storage portfolio, we continue to find attractive opportunities in alternative sectors such as self-storage, cold storage, and life sciences office properties in today’s market. We have also opportunistically added new investments in hospitality, retail and office in recent months as sector fundamentals strengthened. As of September 30, 2022, these sectors represented 8.5%, 6.5% and 12.4% of the portfolio, respectively.

The portfolio was comprised of 100% performing assets as of September 30, 2022. Our investment pipeline remains strong through the coming months.

Status of our Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold (i) 82,546,801 shares of our common stock in the primary offering (consisting of 321,976 Class T shares, 48,050,572 Class S shares, 267,783 Class D shares, 2,925,027 Class M shares, and 30,981,443 Class I shares) resulting in gross offering proceeds of $2.06 billion and (ii) 2,012,974 shares of our common stock pursuant to our distribution reinvestment plan (consisting of 64,354 Class T shares, 1,210,082 Class S shares, 22,557 Class D shares, 94,923 Class M shares, and 621,059 Class I shares) for a total value of $50.23 million. We intend to continue selling shares in the Offering on a monthly basis.